April 5, 2021

VIA EDGAR
Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Prudential Retirement Insurance and Annuity Company
PRIAC Variable Contract Account A
Prudential Retirement Security Annuity IV
File. Nos. 333-162553, 811-21988
Dear Mr. Zapata:
This letter responds to comments that you provided to me during a telephone discussion on March 29, 2021, with respect to your review of Post-Effective Amendment No. 13 to Registration Statement No. 333-162553 and Post-Effective Amendment No. 76 regarding Separate Account 811-21988 (“Registration Statement”) for the PRIAC Variable Contract Account A (“Registrant”).
Set forth below are the comments of the SEC staff (“Staff”) along with the Registrant’s responses to, or any supplemental explanations of, such comments, as requested. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant plans to file on April 14, 2021 a further post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 to reflect the responses to the comments and to include updated performance and financial information. The responses to the comments will be reflected in both the prospectus, statement of additional information (“SAI”), and in the Part C of the Registration Statement.
1.Comment: Facing Sheet. The title of the securities being registered is no longer required by Form N-4. Please remove the title of the securities being offered.
Response: We have removed the title of the securities being registered from the Facing Sheet.
2.Comment: Please confirm that the Registrant is not using an initial or an updating summary prospectus and that should the Registrant want to begin to use a summary prospectus, the Registrant understands that the Registrant would need to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.

Response: The Registrant is not using an initial or an updating summary prospectus and has no intentions to do so. However, the Registrant understands that should the Registrant want to begin to use an initial summary prospectus, the Registrant will need to file pursuant to Item 27(o) of Form N-4 the form of initial summary prospectus as an exhibit to a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, before the Registrant may use the initial summary prospectus with the public. The Registrant also understands that, pursuant to Rule 498A(c)(1) under the Securities Act of 1933, the Registrant may only use an updating summary prospectus if the Registrant uses an initial summary prospectus for each currently offered contract described under the statutory prospectus to which the updating summary prospectus relates.
3.Comment: Please confirm that the Registrant is not relying on Rule 30e-3 under the Investment Company Act of 1940 with respect to the underlying mutual funds available through the Separate Account.
Response: The Registrant is not relying on Rule 30e-3 under the Investment Company Act of 1940 with respect to the delivery of the shareholder report of the underlying mutual funds available through the Separate Account and, as such, the Registrant has not included any disclosure related to that particular rule in the prospectus.
4.Comment: Key Information Table (Page 4). The following sentence in the “Charges for Early Withdrawals” section of the Key Information Table is duplicative of information in the “Tax Implications” section of the table: “There are tax consequences, however. For more information about tax charges, please see the relevant section of this table below and please refer to Section 9, ‘What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?’ later in this prospectus.”
Response: We have removed the applicable sentence from the “Charges for Early Withdrawals” section of the Key Information Table.
5.Comment: Key Information Table (Page 4). The following cross-reference in the “Charges for Early Withdrawals” section of the Key Information Table appears to have no relevance given there are no charges for early withdrawals: “For more information about charges for early withdrawals, please refer to Section 7, ‘What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?’ later in this prospectus.”
Response: We have removed the applicable cross-reference from the “Charges for Early Withdrawals” section of the Key Information Table.
6.Comment: Key Information Table (Page 4). The Staff recognizes the uniqueness of this product in that the IncomeFlex Target Benefit is a standard feature as opposed to an Optional Benefit. However, because the IncomeFlex Target Benefit is standard and may not be deselected, its fee is in fact a “Base Contract” fee and should be listed as such in the “Ongoing Fees and Expenses” section of the Key Information Table. We suggest that subsequent disclosures in the prospectus clearly break out the Base Contract fee by component and suggest the use of additional disclosure for clarification where appropriate.

Response: We have removed the line item “IncomeFlex Target Benefit” from the “Ongoing Fees and Expenses” section of the Key Information Table and have included the IncomeFlex Target Benefit expense ratio under the line item “Base Contract.” We have included a footnote to that line item which reads, “The Base Contract Fee includes the fee for the IncomeFlex Target Benefit.” We believe this footnote will assist investors when reviewing and comparing this portion of the table to other similar products which may have an income product fee that is an optional benefit. We have also removed the “Annual Contract Fee,” which was included as an expense amount under the line item “Base Contract” because the Company has determined it will never charge this fee on this product. We have further removed all references to this fee throughout the prospectus.
7.Comment: Key Information Table (Page 4). Please add a cross-reference to the “Optional Benefits” section of the Key Information Table to clarify that the optional benefit being described is the spousal optional benefit.
Response: We have added the following cross-reference related to the Optional Spousal Benefit for clarity: “For more information about the Prudential IncomeFlex Target Benefit and the Optional Spousal Benefit, please refer to Section 5, ‘What Are The Benefits Available Under The Contract?’ later in this prospectus.” We have also added a footnote clarifying that the Optional Benefit listed in the table is the Optional Spousal Benefit.
8.Comment: Key Information Table (Page 4). Item 2 (C)(ii) of Form N-4 requires the following legend precede the “Lowest and Highest Annual Cost Table”: “Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals form the Contract, which could add surrender charges that substantially increase costs.” Further, please specify if these examples apply both to Plan Type A and Plan Type B.
Response: We do not think adding this legend in the current form is in the best interests of investors because the legend indicates that the Contract is customizable and that the Contract has surrender charges. Neither statement is true for this product. We propose modifying the legend as follows: “To help you understand the cost of investing in the Contract, the following table shows the lowest and highest costs you could pay based on the minimum and maximum charges allowable under the Contract.” We believe this modification will help investors understand the differences in costs they may pay without referencing to what we consider confusing information. We have also added text to state the examples apply to both Plan Type A and Plan Type B.

9.Comment: Key Information Table (Page 4). Referring to the text describing the lowest cost in the “Lowest and Highest Annual Cost Table”, the text should indicate “the least expensive combination of portfolio fees and expenses.”
Response: We have revised the text describing the lowest cost in the “Lowest and Highest Annual Cost Table” to read as follows: “Least expensive combination of portfolio fees and expenses.”
10.Comment: Key Information Table (Page 5) Under Restrictions, Investment Options, we consider the bolded language in that section to be supplemental and require it to be removed:
During the Contract Accumulation Phase, you may make up to 12 transfers each Contract year without charge. If you make more than 12 transfers in one Contract year, you may be charged up to $30 for each additional transfer. For purposes of the 12 free transfers per year that we allow, we will treat multiple transfers that are submitted on the same Business Day as a single transfer. Currently, we waive this transfer charge. We have the right to begin imposing this charge for any future transfers.
Response: We have removed the above referenced bold language from the Investment Options text located under “Restrictions” in the Key Information Table.
11.Comment: Key Information Table (Page 5). Remove the risk discussion related to “Optional Benefits” in the “Restrictions” section of the Key Information Table. This risk discussion primarily relates to provisions of the standard benefit, not the optional spousal benefit.
Response: We believe the removal or relocation of this text would be misleading to investors and inconsistent with the terms of Item 2(C)(4)(b) of Form N-4. Item 2(C)(4)(b) appears to be directly addressing disclosure that relates to living benefits when stating that a Registrant should state in this section whether withdrawals exceeding specified limits may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawal or whether such excess withdrawals terminate the benefit.
If the Registrant discloses these risks later in the prospectus, an investor reviewing this section against another product issuer’s prospectus may assume no such risks are present in this product because of the failure to identify these risks in the same specific section as the other product issuer’s prospectus. We feel that by explaining that the Contract has a standard income feature with an optional spousal benefit that includes the risks described in the table is a way to clarify why the disclosure for the standard feature is being discussed in this section without sacrificing the prominence and the placement of this critical information. Additionally, the form does not provide a section in this table where the disclosure would be more fitting in our view.

12.Comment: Key Information Table (Page 5). The Staff notes a spelling error in the term “adviser” in the “Taxes” section of the Key Information Table.
Response: We have corrected the spelling error in the term “adviser” in the “Taxes” section of the Key Information Table as well as any other place in the prospectus where it occurs.
13.Comment: Key Information Table (Page 5). The “Conflicts of Interest” section of the Key Information Table should state that some investment professionals may receive compensation for selling the Contract to investors and should briefly describe the basis upon which such compensation is typically paid as well as that a representative may have incentive to offer one product over another.
Response: We have modified the disclosure in the “Conflicts of Interest” section of the Key Information Table to describe the circumstances in which compensation could be paid as well as added disclosure related to representatives that may have an incentive to offer one product over another:
While we generally do not pay commissions for the sales of the Contract, some investment professionals may receive compensation for selling the Contract to investors under legacy distribution agreements with the Company. Such compensation (commissions, overrides, and expense reimbursement allowances) may continue to be paid to broker-dealers that are registered under the Securities Exchange Act of 1934 and/or entities that are exempt from such registration (firms) under these legacy agreements for past sales. Additionally, should an investment professional voluntarily approach the Company with a prospect, the Company would be obligated to pay a commission under these legacy agreements. These investment professionals may have an incentive to sell you one product over another because some products pay higher commissions than others. The investment professional will receive all or a portion of the compensation, depending on the practice of the firm more information about compensation, please refer to Section 10, “Other Information” later in this prospectus.
14. Comment: Overview of the Contract (Page 7). Item 3(b)(1) of Form N-4 requires the disclosure related to additional information about each Portfolio Company referenced in the Appendix as well as the cross-reference related thereto be prominently displayed.
Response: We have made bold the following disclosure: “For more information about each Variable Investment Option, please refer to Appendix A, ‘Portfolios Available Under The Contract’ later in this prospectus.”
15. Comment: Fee Table (Page 9). Change the term “Annual Contract Fee” to “Administrative Expenses” and remove the line item “Insurance and Administrative Expenses (as a percentage of daily net assets of the Sub-accounts)” to conform to titles describe in Item 4 of Form N-4. Further, refer to the IncomeFlex Target Benefit Fee as “Base Contract Expense (as a percentage of average account value)” for consistency with Comment No. 6 above. Break out administrative expenses for purchasing and the costs for retaining the policy and reflect them in the table.

Response: We have made the above changes. We have deleted all the original footnotes in this table and have added the following new footnotes: “(1) Percentages noted above are percentages of a daily net assets of the Contract Value. (2) Base Contract Expenses include the fee for the IncomeFlex Target Benefit.” Any percentage shown in the table would be a percentage of daily net assets of the Contract Value, and we consider presenting such information through a footnote as the most streamlined way to disclose this information. We have also removed the phrase “with the IncomeFlex Target Benefit” from the line description described as “Total Annual Charges,” and made corresponding changes throughout the prospectus with respect to the removal of the Annual Contract Fee, as described above.
We further note that this contract does not impose any administrative expenses because: (1) PRIAC generally does not charge commissions on sales of the policies and (2) the record keeping expenses are not part of the insurance policies.

16.Comment: Fee Table (Page 9). Consider adding the Spousal Benefit under “Optional Benefit Expenses” for consistency with the presentation in other areas of the prospectus.
Response: Consistent with our response to Question 7 above, we have added a line item, “Optional Benefit Expenses” to the table and have included a 0% cost for both the minimum and maximum expense, as well as a footnote clarifying that the Optional Benefit shown in the table is the Optional Spousal Benefit.
17.Comment: Section 1, What is the Prudential Retirement Security Annuity IV? (Page 11) Refrain from using the term “subaccount” or “separate account” in the disclosure as such terms relate to legally defined terms unless such terms are defined.
Response: We have changed the sentence, “You may invest in Sub-accounts of the Separate Account.” to “You may invest in the Separate Account.” The term “Separate Account” is a defined term in the Glossary. We believe the investor needs to understand the account is “separate” from the Company’s general account to understand the proceeding language describing how separate account assets are insulated from the creditors of the general account. For those reasons, we have kept the term “Separate Account” in this paragraph.
18.Comment: Section 1, What is the Prudential Retirement Security Annuity IV? (Page 11) Please explain what occurs when the scenarios referenced in the following sentence occur: “For Contracts funding Plan Type B, a group annuity contract is issued to a Plan Contract Holder. By notifying us, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees.”

Response: We have revised the above disclosure to address your concerns as well as to simplify the description of these events as follows:
For Contracts funding Plan Type B, a group annuity contract is issued to a Plan Contract Holder. By notifying us, the Plan Contract Holder may exercise their right under the Contract to: (1) discontinue allowing you to make further contributions to the Contract; or (2) terminate the Contract. The Contract will terminate automatically if the retirement plan liquidates.
If the Plan Contract Holder discontinues allowing you to make further contributions, your account cannot grow by adding further deposits, but your remaining rights under the Contract are the same. For example, you still may receive a “Step-Up” in your benefit base if the Contract Value exceeds the Income Base on the Step-Up Date.
In case of voluntary Contract termination, the Plan Contract Holder will transfer your Contract Value to your Plan’s new record keeper and you will have to make new investment choices based on the investments offered on the new record keeper’s platform. Your Plan or its record keeper are responsible for providing you with communications related to these events.
You should know that if you do not transfer your Contract Value to the IRA version of this product, Prudential Retirement Security Annuity III (PRSA III) before your Plan terminates the Contract, your IncomeFlex Target Benefit will terminate without value. If you transfer your Contract Value to PRSA III before the Contract terminates, your IncomeFlex Target Benefit will not change simply because you are moving into the IRA version of this product. Please call (877) 778-2100 for a PRSA III prospectus and consult with your financial adviser if you are considering transferring your Contract Value to PRSA III.
19.Comment: Section 5, “What are the benefits available under the Contract?” (Page 21). Provide a more robust discussion of how the death benefit value is determined and conveyed.
Response: We have moved the disclosure in this section, which describes how the death benefit value is determined as well as when and to whom payments will be made, to the beginning of this section. We have also removed the generic one sentence description of the death benefit entirely in an effort to streamline the disclosure. After the initial description, the section now moves on to the available pay-out options and finally to the beneficiary information. We believe these changes present a more concise description of the death benefit, while still satisfying the Staff’s request for a robust discussion.
20.Comment: Appendix A “Portfolios Available Under the Contract” (Page 51). Please reconfigure the column presentation to be in the order Form N-4 prescribes in Item 17 of Form N-4.

Response: We have reconfigured the column presentation to be in the order that Form N-4 prescribes in Item 17 of Form N-4 as well as added the investment objective for each portfolio.
21.Comment: Appendix A “Portfolios Available Under the Contract (Page 51). Please confirm the underlying fund fee waivers continue for a full year. Additionally, only present information pertaining to Class Z shares in the footnotes if only Class Z shares are available for the PGIM Balanced Fund.
Response: We confirm that the waiver in place for the PGIM 60/40 Allocation Fund is for a full year. The waiver is in place from November 30, 2020 to November 29, 2021. We have removed information from the footnote that is not relevant to Class Z shares.
22.Comment: Back Cover Page. Please confirm: (1) that no initial or updating summary prospectuses will be used for this product: (2) that www.prudential.com is the direct website where the SAI can be found; and (3) which numbers on the Back Cover Page are the Contract ID numbers.
Response: We confirm that no initial or updating summary prospectuses will be used for this product. We have updated the disclosure on the back cover page to note the SAI can be obtained by calling our toll free number. We have also added and labeled the Contract ID number for easy identification. The other identification numbers are numbers we use to identify this file with our internal business partners and our external print vendor.
23.Comment: Part B (Page 3). Add a general description of Plan Type A and Plan Type B in the introduction. Review the SAI in its entirety to ensure no further distinctions need to be reflected between the two Plan Types.
Response: We have added a general description of Plan Type A and Plan Type B in the introduction of the SAI. We have also reviewed the SAI in its entirety to ensure no further distinctions need to be reflected between the two Plan Types.

24.Comment: Part C (Page 1). Rule 483 requires a document be specific to the registration statement in order to incorporated by reference. Please attach finalized documents to the filing or incorporate by reference to another filing of the same Registrant where the finalized documents may be found.

Response: We have updated the language to the following Exhibits in Part C, Item 27 of Form N-4 to indicate we will be filing the finalized documents on or about April 14, 2021: 27d(1), 27d(2), 27d(3), 27d(5), 27d(6), 27e(1) and 27h(5). We have updated the language to the following Exhibits to indicate finalized versions were filed in the noted submission: 27d(4) and 27e(2).
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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (860) 818-2329 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michele M. Drummey
Michele M. Drummey
Vice President and Corporate Counsel
The Prudential Insurance Company of America